Exhibit 99.33

NWT Uranium Corporation President's Letter to Shareholders

June 11, 2009 – NWT Uranium Corp. (the “Company”) is pleased to provide an update to its shareholders on past, present and future milestones. The Letter, from Mr John Lynch, President & CEO of NWT Uranium Corp., discusses developments over the past 12 months since taking reign at the Company as well as the plan going forward.

The President's Letter to Shareholders can be found at:

http://www.nwturanium.com/i/pdf/PresidentsLetter2009.pdf

NWT Uranium Corp. (www.nwturanium.com) is an international resource exploration company with an experienced management team. Since its inception, NWT has concentrated on the acquisition of properties with uranium and gold prospects. NWT Uranium is listed on the TSX Venture Exchange under the symbol “NWT”, NASD Bulletin Board under the symbol “NWURF” and on the Frankfurt Exchange under the symbol “NMV”.

Investor contact – Nadir Mirza, NWT Uranium Corp, (416) 504-3978, nmirza@nwturanium.com